650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 30, 2006

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Attention: Jeanne Bennett

Re:	Curon Medical, Inc.

Amendment to Form 8-K filed June 23, 2006 (File No. 0-31519)

Dear Ms. Bennett:

We are filing an amendment to our Form 8-K filed June 23, 2006 in response to the Commission’s comment letter dated June 26, 2006 to provide all information required by Item 304(a)(2) of Regulation S-K.

Additionally, in connection with responding to your comments, the company acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to me at (650) 849-3102.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Evan Ng
Evan Ng

cc:	Larry Heaton, CEO, Curon Medical

David J. Saul, Esq.

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